Exhibit 99.1 Press release

WiLAN Subsidiary Enters into License Agreement with Olympus

OTTAWA, Canada – September 22, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced that the Company’s subsidiary, Advanced Microscopy Inc. has entered into a patent license agreement with Olympus Corporation. The license relates to technology that provides enhanced image processing capabilities. It has potential applications including, but not limited to, life sciences, material sciences, and semiconductor research.

The licensed portfolio was acquired through a licensing partnership with a top research institution in April 2015. This is the second license WiLAN has secured to this portfolio since its acquisition.

Under its licensing partnership model, WiLAN typically offers little to no upfront payment to acquire portfolios. Patent vendors receive all or most of their compensation once WiLAN has successfully licensed the relevant portfolio.

The license resolves litigation pending in the District of Delaware. The settlement and terms of the license agreement are confidential.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements.

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PRESS RELEASE

WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Ana Raman Director, Investor Relations O: 613.688.4333 C: 613.668.8874 E: araman@wilan.com

www.wilan.com                              © copyright Wi-LAN 20152